dLocal Reports 2024 First Quarter Financial Results

First Quarter 2024

US$5.3 billion Total Payment Volume, up 49% year-over-year and 4% quarter-over-quarter

Revenue of US$184 million, up 34% year-over-year and down -2% quarter-over-quarter

129% Net Revenue Retention Rate

Gross Profit of US$63 million, up 2% year-over-year and down -10% quarter-over-quarter

Adjusted EBITDA of US$37 million, down -19% year-over-year and -25% quarter-over-quarter

dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

Montevideo, Uruguay May 14th, 2024 — DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO), a technology - first payments platform today announced its financial results for the first quarter ended March 31, 2024.

“We started the year with strong TPV growth, achieving a record quarterly TPV of US$5.3 billion, increasing nearly 50% YoY. TPV growth was solid across many verticals, with ecommerce nearly tripling, remittances practically doubling, and ride-hailing, SaaS, each growing north of 50% YoY. All this is a testament to the value our solution offers to our merchants across diverse verticals, and our increasingly strong competitive position and sustained share of wallet gains.

In addition, in 1Q24, we saw cross-border (“XB”) processing hit a new record of $2.4B in TPV with volumes increasing by 9% QoQ. Cross-border remains the core of our value proposition, and witnessing a return to sequential growth is a great indicator. Local-to-local, despite being flat QoQ driven by seasonal effects, delivered TPV growth at nearly 80% YoY. The ongoing success of our local processing confirms that our world-class orchestration offering - which includes our AI powered smart routing to optimize traffic routes to deliver higher conversion rates, robust fallback and redundancy offering, efficient fraud prevention engines, best in class KYC/compliance layer, and merchant specific features - provides to global merchants a superior offer to what they can receive through direct integrations to local acquirers and alternative payment methods.

Our payouts business grew 17% QoQ and over 50% YoY. The quarterly pick up is particularly interesting, and driven by a strong Q1 ramp-up in remittance corridors for our partners. This growing number of corridors not only represents an interesting vertical in itself, but it also fosters opportunities for cross border growth in pay-ins as it improves the liquidity and pricing we can offer our merchants.

We believe nothing sets us up better for long term success than this kind of sustained TPV growth compounding over multiple years.

As we move down our P&L, the quarter is less of a clear cut success than our TPV growth indicates. We delivered solid revenue growth, north of 30% YoY, while gross profit growth was relatively flat, at 2% YoY. Revenue and gross profit decreased 2% and 10% QoQ. Mixed results during the first quarter are explained by a few relevant drivers: i) one of our largest merchants achieved a new level in our tiered pricing scheme, and also re-negotiated fees, as their contract came up for renewal. Given our still relatively high concentration on Top 10 merchants, such a higher volume price tiering alongside the renegotiation directly impacted our revenue growth; ii) our product mix shifted towards lower monetizing pay-out volumes, with core pay-in verticals such as e-commerce and advertising are seasonally weaker in Q1; iii) delays from our merchants in a few important new launches that were scheduled for Q1 slowing down anticipated volume ramp-ups; iv) tighter FX spreads in Argentina and lower cross-border mix compared to a year ago.

From a geographic standpoint, we saw very strong performance in our key markets, Brazil and Mexico, with revenues increasing 89% and 50% YoY respectively, and gross profit growing, 63% and 44% YoY, respectively. The weaker QoQ performance was driven by seasonality in the commerce vertical, in addition to the higher volume price tiering alongside the renegotiation of this top merchant. In Mexico, although revenues dropped, gross profit grew driven by improvements in our cost structure as we gained scale and negotiating power vis-à-vis processors. In Africa and Asia, we saw strong revenue and gross profit growth, increasing by 51% and 60% YoY, respectively.

We decided to sustain our planned investment increases as we continue building dLocal for the long-term, despite the gross profit presented in this quarter. The main areas of expense increases QoQ were: tech-related expenses, including engineers, software licenses and infrastructure expenses; and salaries and wages across our operations, compliance and finance teams. We net added 50 FTEs during the quarter, growing our global team to 951 people, with most of the hires in tech, sales and operations in Uruguay, Argentina, Brazil and Spain. As a result, the higher OPEX alongside the weaker gross profit, led to Adjusted EBITDA of $37M declining 19% YoY and 25% QoQ.

Although we acknowledge the quarterly gross profit results are disappointing, we do not see a structural issue. Trend-wise, performance improved as the quarter progressed, with a weak first two months of the year, totalling $37M, while March gross profit came in at $25M, above the monthly average for Q4. We are confident our gross profit will rebound, and we view these OPEX investments in capability building, internal mechanisms, and technology, as strategic for our long term success.

Our liquidity position remains robust, ending 1Q24 with US$320 million of funds, including US$212 million of available cash for general corporate purposes and US$108 million of short-term investments. Considering the robust cash position, the Board has authorised a new share repurchase program to purchase Class A common shares of up to $200 million dollars. The plan will expire on the earliest of May 2025 or upon reaching the $200 million dollar repurchase limit. The share repurchases may be made from time to time through open market transactions, block trades, privately negotiated transactions or otherwise, and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory considerations, and other relevant factors. This share repurchase program underpins our confidence in the prospects of our business and our ability to continue to generate sufficient future cash to carry out our ambitious strategic plan.

Our actual performance versus guidance will hinge mainly on our own execution, but will be affected by a few exogenous variables: macroeconomic conditions, merchant go-live timing on signed contracts, and regulatory changes, and FX rates, to name a few. We manage and de-risk these variables as much as possible, but they still hold a level of unpredictability that is characteristic of emerging markets. That is simply the reality of our business. As we continue to gain scale and improve our diversification in terms of revenues and geographies, we believe these variables will impact to a lesser extent our results.

With that context in mind, we are working on delivering on our 2024 guidance. At this point, and to the best of our current data and expectations, we believe we are tracking towards those objectives, although with greater likelihood of coming in towards the lower end of the issued ranges.

I want to close by thanking our global team, our valued customers, and our investors for their continued support. The year just started and we see plenty of opportunities and growth, but most importantly, we continue to have a high conviction in our massive opportunity in the long run. The share buyback is a testament of this conviction. We steer our business for decades, not quarters. We remain fully committed to realizing our long-term ambition: unlocking the potential of emerging markets.” said Pedro Arnt, CEO of dLocal

First quarter 2024 Financial Highlights

●
Total Payment Volume (“TPV”) reached a record US$5.3 billion in the first quarter, up 49% year-over-year compared to US$3.6 billion in the first quarter of 2023 and up 4% compared to US$5.1 billion in the fourth quarter of 2023.
●
Revenues amounted to US$184.4 million, up 34% year-over-year compared to US$137.3 million in the first quarter of 2023 and down 2% compared to US$188.0 million in the fourth quarter of 2023. This sequential decline was mostly driven by seasonality, with Q4 being a very strong quarter for our ecommerce vertical. Additionally, we saw one of our largest merchants achieve a new level in our tiered pricing scheme, and also re-negotiate fees, as their contract came up for renewal.
●
Gross profit was US$63.0 million in the first quarter of 2024, up 2% compared to US$61.8 million in the first quarter of 2023 and down 10% compared to US$69.7 million in the fourth quarter of 2023. QoQ gross profit was negatively impacted by the abovementioned seasonality and renegotiation with a top merchant, in addition to business mix with higher payout volumes.
●
As a result, gross profit margin was 34% in this quarter, compared to 45% in the first quarter of 2023 and 37% in the fourth quarter of 2023.
●
Gross profit over TPV was at 1.2% decreasing from 1.7% in the first quarter of 2023 and from 1.4% in the fourth quarter of 2023, mainly due to shifts in business mix, with higher share of pay-outs, in addition to the abovementioned new price tiering and renegotiation, and finally the continued growth of other Tier 0 merchants.
●
Operating income was US$26.9 million, down 32% compared to US$39.4 million in the first quarter of 2023 and down 34% compared to US$41.0 million in the fourth quarter of 2023. Operating income was impacted by the lower gross profit, in addition to higher operating expenses increasing by 60% YoY and 26% QoQ as we continued to further invest in building out the team, capabilities, and establishing processes and systems to support our long term growth ambitions. The main areas of expense increases were: tech-related expenses, including engineers, software licenses and infrastructure expenses; and salaries and wages across our operations, compliance and finance teams.
●
As a result, Adjusted EBITDA was US$36.8 million, down 19% compared to US$45.5 million in the first quarter of 2023 and down 25% compared to US$49.2 million in the fourth quarter of 2023.

●
Adjusted EBITDA margin was 20%, compared to the 33% recorded in the first quarter of 2023 and 26% in the fourth quarter of 2023. Sequentially, out of the 6 p.p. decline, half was driven by previously noted gross profit compression and the remaining by incremental OPEX. Following the same trend, Adjusted EBITDA over gross profit contracted to 58%, compared to 74% in the first quarter of 2023 and 71% in the fourth quarter of 2023.
●
Net financial income was US$0.3 million, compared to US$1.4 million in the first quarter of 2023 and US$1.0 million in the fourth quarter of 2023.
●
Effective income tax rate was 29%, compared to 11% in the first quarter of 2023 and 21% in the fourth quarter of 2023, as a result of the mix in revenues shifting towards higher tax entities.
●
Net income for the first quarter of 2024 was US$17.7 million, or US$0.06 per diluted share, down 50% compared to a profit of US$35.5 million, or US$0.11 per diluted share, for the first quarter of 2023 and down 38% compared to a profit of US$28.5 million, or US$0.10 per diluted share for the fourth quarter of 2023. During the first quarter of 2024, net income was mostly affected by lower EBITDA and higher tax rate.
●
As of March 31, 2024, dLocal had US$572.4 million in cash and cash equivalents, including US$211.9 million of own funds and US$360.5 million of merchants’ funds. The consolidated cash position increased by US$54.5 million from US$517.9 million as of March 31, 2023. When compared to the US$536.2 million cash position as of December 31, 2023, it increased by US$36.2 million.

The following table summarizes our key performance metrics:

	Three months ended 31 of March
	2024	2023	% change
Key Performance metrics	(In millions of US$ except for %)
TPV	5,310	3,574	49%
Revenue	184.4	137.3	34%
Gross Profit	63.0	61.8	2%
Gross Profit margin	34%	45%	-11p.p
Adjusted EBITDA	36.8	45.5	-19%
Adjusted EBITDA margin	20%	33%	-13p.p
Adjusted EBITDA/Gross Profit	58%	74%	-15p.p
Profit	17.7	35.5	-50%
Profit margin	10%	26%	-16p.p

First quarter 2024 Business Highlights

●
During the first quarter of 2024, pay-ins TPV increased by 46% year-over-year and decreased by 1% quarter-over-quarter to US$3.7 billion, accounting for 69% of the TPV.
●
Pay-outs TPV increased by 54% year-over-year and 17% quarter-over-quarter to US$1.7 billion, accounting for the remaining 31% of the TPV.
●
Cross-border TPV increased by 24% year-over-year and by 9% quarter-over-quarter to US$2.4 billion. Cross-border volume accounted for 46% of the TPV in the first quarter of 2024.
●
Local-to-local TPV increased by 79% year-over-year and remained flat quarter-over-quarter at US$2.9 billion. Local-to-local volume accounted for 54% of the TPV in the first quarter of 2024.
●
LatAm revenue increased 28% year-over-year to US$125.4 million, accounting for 68% of total revenue. Year-over-year we continue to experience strong revenue growth in our largest markets, Brazil and Mexico, with revenues increasing 89% year-over-year in Brazil and 50% year-over-year in Mexico. YoY revenue growth was negatively impacted by Argentina, down 31% YoY. Lower revenues in Argentina were driven by several factors including more than 70% devaluation of the official rate; tighter FX spreads, combined with a higher proportion of local-to-local volume; in addition to lower TPV given that many of our merchants have pulled back from that market given the macro instability of the last 12 months. Nevertheless, we continue to see Argentina as a key geography for our business and believe as the country stabilizes, it should come back to growth. Sequentially, LatAm revenue contracted by 5% mainly driven by seasonality, with Q4 being a very strong quarter for our ecommerce vertical, in addition to the new price tiering and renegotiation with one of our largest merchants. These two factors largely explain the 14% and 4% quarter-over-quarter decreases in Brazil and Mexico revenues, respectively. These decreases were partially offset by Argentina, that increased by 31% quarter-over-quarter, mainly driven by higher cross border settlements.
●
Africa and Asia revenue grew by 51% year-over-year and 5% quarter-over-quarter to US$59.0 million, accounting for the remaining 32% of total revenue. Part of the growth was driven by Egypt with revenues growing by 11x year-over-year and 2x quarter-over-quarter. The growth in Egypt and other Africa and Asia more than offset the -73% year-ver-year and -74% quarter-over-quarter decrease in Nigeria revenues mostly driven by: (i) the tightening of spreads between market and official rates after the Naira devaluation in February 2024, and (ii) higher proportion of L2L volumes and (iii) a sequential decline in TPV as our Financial Services vertical saw a material drop in volume after the devaluation, with less fx trades occurring on our merchants’ platforms.
●
LatAm gross profit decreased by 8% year-over-year and 11% quarter-over-quarter to US$48.6 million, accounting for 77% of total gross profit. This result was significantly impacted by Argentina, with gross profit down 71% YoY, given the lower FX revenue, as in the past we benefited from the wide FX spreads, alongside lower cross border share. Excluding Argentina, gross profit in LatAm grew 24% YoY, driven primarily by the strong performance in our most competitive markets with Brazil up 63% and Mexico up 44% YoY. Sequentially, the contraction was mainly driven by Brazil due to the following drivers: (i) the previously mentioned key merchant new price tiering and renegotiation, (ii) the ecommerce seasonality, and (iii) the increased pay-out mix.
●
Africa and Asia gross profit increased by 60% year-over-year to US$14.4 million, accounting for the remaining 23% of total gross profit. This result was supported by a strong growth in Egypt with gross profit up 4x driven by our merchants' growth in that country. Similarly to Argentina, in Egypt we benefited from the wide spreads and our liquidity position having developed XB flows of pay-ins and pay-outs. The gross profit growth in Egypt was partially offset by Nigeria, where gross profit was down 78% YoY as a consequence of a strong devaluation of the Naira. Sequentially, gross profit decreased by 4%, also attributable to Nigeria.
●
During the quarter, dLocal continued delivering strong revenue growth both from existing and from new customers. Revenue from Existing Merchants increased to US$177.1 million and the net revenue retention rate, or NRR, reached 129%.
●
Revenue from New Merchants was US$7.3 million in the first quarter of 2024.

The tables below present a breakdown of dLocal’s TPV by product and type of flow:

In millions of US$ except for %	Three months ended 31 of March
	2024	% share	2023	% share
Pay-ins	3,657	69%	2,503	70%
Pay-outs	1,653	31%	1,072	30%
Total TPV	5,310	100%	3,574	100%

In millions of US$ except for %	Three months ended 31 of March
	2024	% share	2023	% share
Cross-border	2,426	46%	1,960	55%
Local-to-local	2,884	54%	1,615	45%
Total TPV	5,310	100%	3,574	100%

The tables below present a breakdown of dLocal’s revenue by geography:

In millions of US$ except for %	Three months ended 31 of March
	2024	% share	2023	% share
Latin America	125.4	68%	98.2	72%
Brazil	43.1	23%	22.8	17%
Argentina	13.8	7%	20.0	15%
Mexico	34.0	18%	22.7	17%
Chile	12.4	7%	14.2	10%
Other LatAm	22.1	12%	18.5	13%

Africa & Asia	59.0	32%	39.0	28%
Nigeria	7.2	4%	26.9	20%
Egypt	39.0	21%	3.5	3%
Other Africa & Asia	12.8	7%	8.7	6%

Total Revenue	184.4	100%	137.3	100%

The tables below present a breakdown of dLocal’s gross profit by geography:

In millions of US$ except for %	Three months ended 31 of March
	2024	% share	2023	% share
Latin America	48.6	77%	52.8	85%
Brazil	17.9	28%	11.0	18%
Argentina	5.2	8%	17.8	29%
Mexico	9.9	16%	6.9	11%
Chile	7.5	12%	9.1	15%
Other LatAm	8.1	13%	8.0	13%

Africa & Asia	14.4	23%	9.0	15%
Nigeria	0.5	1%	2.4	4%
Egypt	10.3	16%	2.7	4%
Other Africa & Asia	3.6	6%	3.9	6%

Total Gross Profit	63.0	100%	61.8	100%

Special note regarding Adjusted EBITDA and Adjusted EBITDA Margin

dLocal has only one operating segment. dLocal measures its operating segment’s performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, and inflation adjustment. dLocal defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues.

Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, (“Operating Segments”), Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal’s Adjusted EBITDA and Adjusted EBITDA Margin metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA and Adjusted EBITDA Margin metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment’s performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal’s performance measures may not be comparable to those of other entities.

The table below presents a reconciliation of dLocal’s Adjusted EBITDA and Adjusted EBITDA Margin to net income:

$ in thousands	Three months ended 31 of March
	2024	2023
Profit for the period	17,718	35,450
Income tax expense	7,114	4,281
Depreciation and amortization	3,762	2,515
Finance income and costs, net	(299)	(1,391)
Share-based payment non-cash charges	4,461	2,329
Other operating loss¹	1,819	-
Impairment loss / (gain) on financial assets	(177)	51
Inflation adjustment	2,368	1,019
Other non-recurring costs²	-	1,229
Adjusted EBITDA	36,766	45,483

Note: ¹In Q1 2024, the company wrote-off certain amounts related to merchants off-boarded by dLocal. ²It includes non-recurring costs related to an internal review of the allegations made by a short-seller report, including fees from independent counsel, independent global expert services and forensic accounting advisory firm.

Special note regarding Adjusted Net Income

Adjusted Net Income is a non-IFRS financial measure. As used by dLocal Adjusted net income is defined as the profit for the period (net income) excluding impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, and other operating (gain)/loss, in line with our Adjusted EBITDA calculation (see detailed methodology for Adjusted EBITDA in page 9). It further excludes the accounting non-cash charges related to the fair value gain from the Argentine dollar-linked bonds and the exchange difference loss from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds. In addition, it excludes the inflation adjustment based on IFRS rules for hyperinflationary economies. We believe Adjusted Net Income is a useful measure for understanding our results for operations while excluding for certain non-cash effects such as currency devaluation and inflation. Our calculation for Adjusted Net Income may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of profit for the period as presented in accordance with IFRS.

The table below presents a reconciliation of dLocal’s Adjusted net income:

$ in thousands	Three months ended 31 of March
	2024	2023
Net income as reported	17,718	35,450
Inflation adjustment	2,368	1,019
Loan - exchange difference	6,729	-
Fair value (loss) / gains of financial assets at FVTPL (bonds)	(10,815)	(89)
Impairment loss / (gain) on financial assets	(177)	51
Share-based payment non-cash charges	4,461	2,329
Other operating (gain)/loss	1,819	-
Other non-recurring costs	-	1,229
Tax on adjustments	(1,361)	(31)
Adjusted net income	20,742	39,958

Earnings per share

We calculate basic earnings per share by dividing the profit attributable to owners of the group by the weighted average number of common shares issued and outstanding during the three-months period ended March 31, 2024.

Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

	Three months ended 31 of March
	2024	2023
Profit attributable to common shareholders (thousands USD)	17,708	35,444
Weighted average number of common shares	296,093,840	295,125,862
Adjustments for calculation of diluted earnings per share	14,028,247	16,441,184
Weighted average number of common shares for calculating diluted earnings per share	310,122,087	311,567,046
Basic earnings per share	0.06	0.12
Diluted earnings per share	0.06	0.11

This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The quarterly financial information in this press release has not been audited, whereas the annual results for the year ended December 31, 2023 are audited.

Conference call and webcast

dLocal’s management team will host a conference call and audio webcast on May 14th, 2024 at 5:00 p.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal’s website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in 40 countries across Africa, Asia, and Latin America. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Definition of selected operational metrics

“API” means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors, and service providers) to facilitate the money transfer process.

“Cross-border” means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography.

“Local payment methods” refers to any payment method that is processed in the country where the end user of the merchant sending or receiving payments is located, which include credit and debit cards, cash payments, bank transfers, mobile money, and digital wallets.

“Local-to-local” means a payment transaction whereby dLocal is collecting and settling in the same currency.

“Net Revenue Retention Rate” or “NRR” is a U.S. dollar-based measure of retention and growth of dLocal’s merchants. NRR is calculated for a period or year by dividing the Current Period/Year Revenue by the Prior Period/Year Revenue. The Prior Period/Year Revenue is the revenue billed by us to all our customers in the prior period. The Current Period/Year Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period/Year Revenue. Current Period/Year Revenue includes revenues from any upselling and cross-selling across products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, in respect of such merchant customers, and excludes revenue from new customers on-boarded in the preceding twelve months. As most of dLocal revenues come from existing merchants, the NRR rate is a key metric used by management, and we believe it is useful for investors in order to assess our retention of existing customers and growth in revenues from our existing customer base.

“Pay-in” means a payment transaction whereby dLocal’s merchant customers receive payment from their customers.

“Pay-out” means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal’s merchant customers.

“Revenue from New Merchants” means the revenue billed by us to merchant customers that we did not bill revenues in the same quarter (or period) of the prior year.

“Revenue from Existing Merchants” means the revenue billed by us in the last twelve months to the merchant customers that we billed revenue in the same quarter (or period) of the prior year.

“TPV” dLocal presents total payment volume, or TPV, which is an operating metric of the aggregate value of all payments successfully processed through dLocal’s payments platform. Because revenue depends significantly on the total value of transactions processed through the dLocal platform, management believes that TPV is an indicator of the success of dLocal’s global merchants, the satisfaction of their end users, and the scale and growth of dLocal’s business.

Forward-looking statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events, including in respect of guidance provided previously regarding our total payment volume, gross profit, Adjusted EBITDA, gross profit CAGR and Adjusted EBITDA over gross profit margin. Forward-looking statements regarding dLocal and our ability to achieve our guidance ranges are based on current management expectations and involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and “Cautionary Statement Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

dLocal Limited

Certain financial information

Consolidated Condensed Interim Statements of Comprehensive Income for the three-month period ended March 31, 2024 and 2023

(In thousands of U.S. dollars, except per share amounts)

	Three months ended 31 of March
	2024	2023
Continuing operations
Revenues	184,430	137,287
Cost of services	(121,459)	(75,450)
Gross profit	62,971	61,837

Technology and development expenses	(5,465)	(2,290)
Sales and marketing expenses	(4,631)	(4,857)
General and administrative expenses	(24,332)	(15,280)
Impairment (loss)/gain on financial assets	177	(51)
Other operating (loss)/gain	(1,819)	-
Operating profit	26,901	39,359
Finance income	18,257	6,988
Finance costs	(17,958)	(5,597)
Inflation adjustment	(2,368)	(1,019)
Other results	(2,069)	372
Profit before income tax	24,832	39,731
Income tax expense	(7,114)	(4,281)
Profit for the period	17,718	35,450

Profit attributable to:
Owners of the Group	17,708	35,444
Non-controlling interest	10	6
Profit for the period	17,718	35,450

Earnings per share (in USD)
Basic Earnings per share	0.06	0.12
Diluted Earnings per share	0.06	0.11

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange difference on translation on foreign operations	(669)	1,488
Other comprehensive income for the period, net of tax	(669)	1,488
Total comprehensive income for the period, net of tax	17,049	36,938

Total comprehensive income for the period
Owners of the Group	17,036	36,934
Non-controlling interest	13	4
Total comprehensive income for the period	17,049	36,938

dLocal Limited

Certain financial information

Consolidated Condensed Interim Statements of Financial Position as of March 31, 2024 and December 31, 2023

(In thousands of U.S. dollars)

	31 of March, 2024	31 of December, 2023
ASSETS
Current Assets
Cash and cash equivalents	572,357	536,160
Financial assets at fair value through profit or loss	107,777	102,677
Trade and other receivables	396,387	363,374
Derivative financial instruments	2,256	2,040
Other assets	8,563	11,782
Total Current Assets	1,087,340	1,016,033

Non-Current Assets
Financial assets at fair value through profit or loss	-	1,710
Deferred tax assets	2,183	2,217
Property, plant and equipment	3,454	2,917
Right-of-use assets	3,538	3,689
Intangible assets	59,485	57,887
Total Non-Current Assets	68,660	68,420
TOTAL ASSETS	1,156,000	1,084,453

LIABILITIES
Current Liabilities
Trade and other payables	650,184	602,493
Lease liabilities	699	626
Tax liabilities	21,503	20,800
Derivative financial instruments	891	948
Provisions	366	362
Total Current Liabilities	673,643	625,229

Non-Current Liabilities
Deferred tax liabilities	2,452	753
Lease liabilities	3,163	3,331
Total Non-Current Liabilities	5,615	4,084
TOTAL LIABILITIES	679,258	629,313

EQUITY
Share Capital	591	591
Share Premium	73,157	73,065
Capital Reserve	26,036	21,575
Other Reserves	(10,208)	(9,808)
Retained earnings	387,044	369,608
Total Equity Attributable to owners of the Group	476,620	455,031
Non-controlling interest	122	109
TOTAL EQUITY	476,742	455,140

dLocal Limited

Certain interim financial information

Consolidated Condensed Interim Statements of Cash flows for the three-month period ended March 31, 2024 and 2023

(In thousands of U.S. dollars)

	Three months ended 31 of March
	2024	2023
Cash flows from operating activities
Profit before income tax	24,832	39,731
Adjustments:
Interest income from financial instruments	(7,442)	(6,899)
Interest charges for lease liabilities	43	43
Other finance expense	127	437
Finance expense related to derivative financial instruments	9,878	5,235
Net exchange differences	7,637	531
Fair value gain on financial assets at fair value through profit or loss	(10,815)	(89)
Amortization of Intangible assets	3,424	2,176
Depreciation of Property, plant and equipment and right-of-use	338	339
Disposals of property, plant and equipment, intangible assets and right-of-use asset	62	-
Share-based payment expense, net of forfeitures	4,461	2,329
Other operating loss/(gain)	1,819	-
Net Impairment loss/(gain) on financial assets	(177)	51
Inflation adjustment	(5,892)	-
	28,295	43,884
Changes in working capital
Increase in Trade and other receivables	(32,836)	(9,074)
Decrease/(increase) in Other assets	3,219	13,754
Increase in Trade and other payables	45,964	41,378
Decrease in Tax Liabilities	(1,120)	(1,062)
Decrease/(increase) in Provisions	4	(305)
Cash from operating activities	43,526	88,575
Income tax paid	(3,558)	(4,042)
Net cash from operating activities	39,968	84,533

Cash flows from investing activities
Acquisitions of Property, plant and equipment	(786)	(49)
Additions of Intangible assets	(5,022)	(3,806)
Net collections/acquisitions of financial assets at FVPL	(243)	1,045
Interest collected from financial instruments	7,442	6,820
Net cash used in investing activities	1,391	4,010

Cash flows from financing activities
Repurchase of shares	-	(36,918)
Share-options exercise	-	69
Interest payments on lease liability	(43)	(43)
Principal payments on lease liability	(95)	(130)
Finance expense paid related to derivative financial instruments	(10,151)	(2,153)
Other finance expense paid	(127)	(437)
Net cash (used in) / provided by financing activities	(10,416)	(39,612)
Net increase in cash flow	30,943	48,931

Cash and cash equivalents at the beginning of the period	536,160	468,092
Net increase in cash flow	30,943	48,931
Effects of exchange rate changes on cash and cash equivalents	5,254	869
Cash and cash equivalents at the end of the period	572,357	517,892

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